Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4 dated March 1, 2006) pertaining to the offer by Cooper US, Inc. of $325 million of 5.25% Senior Notes due 2012 and the related guarantees of such securities by Cooper Industries, Ltd. and certain subsidiaries, and to the incorporation by reference therein of our reports dated February 20, 2006, with respect to the consolidated financial statements of Cooper Industries, Ltd., Cooper Industries Ltd. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cooper Industries, Ltd., included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
ERNST & YOUNG LLP
Houston, Texas
February 23, 2006